UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TIB Financial Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 per share

(Title of Class of Securities)

872449103

(CUSIP Number)

Christopher G. Marshall

North American Financial Holdings, Inc.

9350 South Dixie Highway

Miami, Florida 33156

Telephone: (305) 670-0200

 (Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

With a copy to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

September 1, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d‑1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: North American Financial Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 23,333,334 Shares (1)(2)
	8.	SHARED VOTING POWER: 0 Shares
	9.	SOLE DISPOSITIVE POWER: 23,333,334 Shares (1)(2)
	10.	SHARED DISPOSITIVE POWER: 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,333,334 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.2% (3)
14.	TYPE OF REPORTING PERSON: CO

(1) The information set forth in Items 3, 4, 5 and 6 is incorporated herein by reference.

(2) Includes 11,666,667 shares of Common Stock and 11,666,667 shares of Common Stock issuable upon the exercise of the Warrant (See Items 3, 5 and 6).

(3) Percentage calculated based on 24,016,602 shares of Common Stock outstanding, which is the sum of (i) 12,349,935 shares of Common Stock outstanding as of July 31, 2011, as reported on the Quarterly Report on Form 10-Q filed by TIB Financial Corp. with the Securities and Exchange Commission on August 15, 2011 and (ii) 11,666,667 shares of Common Stock issuable upon exercise of the Warrant referred to in the Schedule 13D (See Item 5).

            This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D originally filed by North American Financial Holdings, Inc. (the “Investor”) with the Securities and Exchange Commission on October 12, 2010, as amended by Amendment No. 1 filed on March 14, 2011 and Amendment 2 filed on May 6, 2011 (the “Schedule 13D”).  Except as set forth below, all Items on the Schedule 13D remain unchanged. Capitalized terms used but not defined herein have the meaning assigned to them in the Schedule 13D.  References in this document to numbers of shares of Common Stock reflect the impact of a reverse stock split that became effective after the close of business on December 15, 2010, at a ratio of 1:100.

ITEM 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

            The name of the person filing this Statement is North American Financial Holdings, Inc. (the “Investor”), a bank holding company.  The Investor is a corporation organized under the laws of the State of Delaware.  The Investor’s principal business address is 9350 South Dixie Highway, Miami, Florida 33156, Telephone: (305) 670-0200.

Item 2 of Schedule 13D is hereby amended by deleting the third paragraph thereof and replacing it with the following:

            Investor’s Directors:  R. Eugene Taylor (Chairman), Richard M. Demartini, Peter N. Foss, William A. Hodges, Marc D. Oken, Jeffrey E. Kirt.

ITEM 4.         Purpose of the Transaction

Item 4 of Schedule 13D is hereby amended by adding the following:

On September 1, 2011, the board of directors of the Investor adopted a plan of merger (the “Plan of Merger”) pursuant to which the Company will merge with and into the Investor, with the Investor as the surviving corporation (the “Merger”).  The Plan of Merger was adopted a provision of Florida law that permits holders of at least 80% or more of the stock of a subsidiary to merge with that subsidiary without the approval of the subsidiary’s shareholders.

The Plan of Merger provides that each share of Company Common Stock issued and outstanding immediately prior to the completion of the Merger, except for shares for which appraisal rights are properly exercised and except for specified shares of Company Common Stock held by the Investor or the Company, will be converted into the right to receive 0.7205 of a share of the Investor’s Class A common stock, with cash in lieu of any fractional shares.

A copy of the Plan of Merger is attached hereto as Exhibit 7 and incorporated herein by reference.  The foregoing description of the Plan of Merger does not purpose to be complete and is qualified in its entirety by reference to the full text of the Plan of Merger.

ITEM 5.         Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended by deleting the second paragraph thereof and by replacing it with the following:

As of the date this Amendment No. 3 was initially filed, the Investor beneficially owns a total of 23,333,334 shares of Common Stock, which in the aggregate represents 97.2% of the Company’s outstanding Common Stock as of September 8, 2011.  This amount includes 11,666,667 shares of Common Stock issuable upon exercise of the Warrant.

ITEM 7.         Material to be Filed as Exhibits

            Item 7 of Schedule 13D is hereby amended by adding the following:

Exhibit	Document
Exhibit 7

Plan of Merger adopted by the Board of Directors of North American Financial Holdings, Inc. on September 1, 2011 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by North American Financial Holdings, Inc. on September 8, 2011 (Commission File Number 333-176725)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             September 8, 2011

North American Financial Holdings, Inc.

By: /s/ Christopher G. Marshall

Name: Christopher G. Marshall

Title: Chief Financial Officer

Exhibit Index

Exhibit	Document
Exhibit 7

Plan of Merger adopted by the Board of Directors of North American Financial Holdings, Inc. on September 1, 2011(incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 filed by North American Financial Holdings, Inc. on September 8, 2011 (Commission File Number 333-176725)).